As filed with the Securities and Exchange Commission on June 19, 2008

Registration No. 333-150136

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2

TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

VERENIUM CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	22-3297375 (I.R.S. Employer Identification Number)

55 Cambridge Parkway

Cambridge, MA 02142

(617) 674-5300

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Gerald M. Haines, Esq.

Executive Vice President and Chief Legal Officer

Verenium Corporation

55 Cambridge Parkway, Cambridge, MA 02142

(617) 674-5300

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Matthew T. Browne, Esq.

Amy Hallman Rice, Esq.

Cooley Godward Kronish LLP

4401 Eastgate Mall

San Diego, CA 92121-1909

(858) 550-6000

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to registered additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐    Accelerated filer ☑    Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per share (2)	Proposed maximum aggregate offering price (2)	Amount of registration fee
Common Stock, $0.001 par value per share, including related rights to purchase Series A junior participating preferred stock	10,233,617	$3.75	$38,376,064	$1,508.18	(3)

(1)	The selling stockholders acquired the Registrant’s 8% senior convertible notes and warrants to purchase common stock in a private placement that closed in February 2008. This registration statement relates to a secondary offering for the resale by the selling stockholders named herein of up to 10,233,617 shares of common stock of the Registrant, par value $0.001 per share, issuable under such 8% senior convertible notes (whether upon conversion, including in satisfaction of any make-whole obligation upon conversion of the 8% senior convertible notes or in payment of periodic interest thereunder) and upon exercise of such warrants. The 10,233,617 shares of common stock to be registered represents an aggregate of 6,349,501 shares of common stock issuable upon conversion of the 8% senior convertible notes (including in satisfaction of any make-whole obligation upon conversion of the 8% senior convertible notes), 3,236,462 shares of common stock, or interest shares, which the Registrant may, at its option and subject to certain conditions, issue in lieu of periodic cash interest payments under the 8% senior convertible notes and 647,654 shares of common stock issuable upon exercise of the warrants. Pursuant to Rule 416 under the Securities Act of 1933, as amended (sometimes referred to herein as the Securities Act), this registration statement also covers an indeterminate number of additional shares as may hereafter be offered or issued with respect to the shares registered hereby resulting from stock splits, stock dividends, recapitalizations or certain other capital adjustments.

(2)	Estimated solely for purposes of calculating the amount of the registration fee pursuant to Rule 457(c) of the Securities Act, based upon the average of the high and low sales prices of the registrant’s common stock as reported on The NASDAQ Global Market on April 4, 2008 (shortly before this registration statement was initially filed). On March 10, 2008, RHP Master Fund, Ltd. submitted a conversion notice to effect the conversion of one of its 8% senior convertible notes in the principal amount of $900,000, which, based on the conversion price of $4.09 per share resulted in the issuance to RHP Master Fund, Ltd. of 220,048 shares of the Registrant’s common stock on or about March 12, 2008. On May 29, 2008, Context Advantage Master Fund L.P. submitted a conversion notice to effect the conversion of a portion of one of its 8% senior convertible notes in the principal amount of $1,000,000, which, based on the conversion price of $4.09 per share, resulted in the issuance to Context Advantage Master Fund L.P. of 244,498 shares of common stock on or about May 30, 2008.

(3)	Registration fee previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated June 19, 2008

PRELIMINARY PROSPECTUS

10,233,617 Shares of Common Stock

This prospectus relates to the offer and sale from time to time by the selling stockholders of up to 10,233,617 shares of our common stock, which includes 6,349,501 shares of our common stock that may be acquired by the selling stockholders upon conversion of the 8% senior convertible notes (including in satisfaction of any make-whole obligation upon conversion of the 8% senior convertible notes), up to an aggregate of 647,654 shares of our common stock that may be acquired by the selling stockholders upon the exercise of warrants to purchase our common stock and 3,236,462 shares of our common stock, or interest shares, which we may, at our option and subject to certain conditions, issue to the selling stockholders in lieu of periodic cash interest payments under our 8% senior convertible notes.

The selling stockholders may sell all or a portion of the shares of our common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers or agents, the selling stockholders will be responsible for paying any underwriting discounts or commissions or agent’s commissions. The shares of our common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, at negotiated prices or any combination of the foregoing. We will not receive any proceeds from these resales. We have agreed to pay all expenses in connection with the registration of the shares and to indemnify the selling stockholders against certain liabilities. We provide more information about how the selling stockholders may sell their common stock in the section titled “Plan of Distribution” on page 11.

Our common stock is currently traded on the NASDAQ Global Market under the trading symbol “VRNM.” On June 13, 2008 the last reported sales price for our common stock was $2.27 per share.

Investing in our common stock involves a high degree of risk. Prior to making a decision about investing in our common stock, you should carefully consider the specific risk factors in the section entitled “Risk Factors” beginning on page 4, the section entitled “Risk Factors” beginning on page 35 of our Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on March 17, 2008, and the section entitled “Risk Factors” beginning on page 45 of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 filed with the Securities and Exchange Commission on May 19, 2008, each of which is incorporated herein by reference in its entirety, and as updated in any future filings made with the Securities and Exchange Commission that are incorporated by reference herein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                 , 2008

You should rely only on the information contained in or incorporated by reference into this prospectus or any applicable prospectus supplement. We have not, and the selling stockholders have not, authorized anyone to provide you with different information. Neither we nor the selling stockholders are making an offer to sell or seeking an offer to buy shares of our common stock under this prospectus or any applicable prospectus supplement in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus, any applicable prospectus supplement and the documents incorporated by reference herein and therein are accurate only as of their respective dates, regardless of the time of delivery of this prospectus or any sale of a security. Our business, financial condition, results of operations and prospects may have changed since that date.

SUMMARY

This summary highlights information contained elsewhere in this prospectus or incorporated by reference. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the risks of investing in our common stock discussed under “Risk Factors” beginning on page 4, under “Risk Factors” beginning on page 35 in our Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, or SEC, on March 17, 2008, and under “Risk Factors” beginning on page 45 in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 as filed with the SEC on May 19, 2008, each of which is incorporated by reference herein in its entirety, and as updated in any future filings made with the SEC that are incorporated by reference herein, and the other information and documents incorporated into this prospectus by reference, including our financial statements and related notes. As used in this prospectus, unless otherwise specified or the context requires otherwise, the terms “Verenium,” “we,” “our” and “us” refer to Verenium Corporation and its subsidiaries. Reference to “selling stockholders” refers to the holders listed herein under “Selling Stockholders” beginning on page 6, who may sell shares from time to time as described in this prospectus.

Verenium Corporation

Overview

We were incorporated in Delaware in December 1992 under the name Industrial Genome Sciences, Inc. In August 1997, we changed our name to Diversa Corporation. On June 20, 2007, we completed a merger transaction with Celunol Corp. The combined company, which has been renamed Verenium Corporation, possesses a portfolio of specialty enzyme products and is developing technical and operational capabilities designed to enable the production of low-cost, biomass-derived sugars for a number of major industrial applications, including the commercialization of biofuels. In connection with the corporate name change, we also changed our NASDAQ ticker symbol from “DVSA” to “VRNM” and began trading under the new ticker symbol effective June 21, 2007.

We believe that the merger of Diversa and Celunol has enabled us to accelerate the development of an economical process for producing cellulosic ethanol, and that the combined company has the following potential advantages:

•

We believe that the addition of Celunol’s assets, technologies and skills to Diversa’s technologies and expertise has both (i) provided important operating plant assets which will accelerate the testing and development of these novel enzyme cocktails and (ii) provided additional components for the accelerated development of biomass-based biorefineries using a variety of feedstocks and incorporating Diversa’s novel enzyme cocktails.

•

We believe that Diversa’s technologies and expertise has provided differentiated, stable and economical enzyme cocktails tuned to each specific biomass feedstock and tailored for any pretreatment method. We believe that this ability to produce specific and economical enzyme cocktails, coupled with Celunol’s assets and strengths, will accelerate our penetration of the biofuels marketplace.

Since our merger with Celunol on June 20, 2007, we have operated in two business segments, biofuels and specialty enzymes. Our biofuels business segment operates through our wholly-owned subsidiary, Verenium Biofuels Corporation, and is focused on developing unique technical and operational capabilities designed to enable the production and commercialization of biofuels, in particular ethanol produced from cellulosic biomass. We believe the most significant near-term commercial opportunity for our biofuels business segment is the large-scale commercial production of cellulosic ethanol derived from multiple biomass feedstocks. Our specialty enzymes segment develops high performance enzymes for use within the alternative fuels, specialty industrial processes, and animal nutrition and health markets to enable higher throughput, lower costs, and improved environmental outcomes. We believe the most significant near-term commercial opportunity for our specialty enzymes business segment will be derived from continued sales growth, and related profit margin improvement, from our existing portfolio of enzyme products.

Our biofuels and specialty enzymes businesses are both supported by a research and development team with expertise in gene discovery and optimization, cell engineering, bioprocess development, biochemistry and microbiology. Over the past 15 years, our research and development team has developed a proprietary technology platform that has enabled us to apply advancements in science to discovering and developing unique solutions in complex industrial or commercial applications. To date, we have dedicated substantial resources to the development of our proprietary technologies, which include capabilities for sample collection from the world’s microbial populations, generation of DNA libraries, screening of these libraries using ultra high-throughput methods capable of analyzing more than one billion genes per day, and optimization based on our gene evolution technologies. We have continued to shift more of our resources from technology development to commercialization efforts for our existing and future products. While our technologies have the potential to serve many large markets, our key areas of focus for internal product development are (i) integrated solutions for the production of cellulosic biofuels, such as cellulosic ethanol and (ii) specialty enzymes for alternative, specialty industrial processes, and animal nutrition and health. We have current collaborations and agreements with market leaders, such as BASF, Bunge Oils, Cargill Health and Food Technologies, and Syngenta AG, each of which complement our internal product development efforts.

We expect to continue to invest heavily in these commercialization efforts, and to expand our investment in technology and enzyme development, primarily in the area of biofuels. We believe this investment will not only benefit our efforts to advance the commercialization of cellulosic ethanol within our biofuels business unit, but will also enable us to create additional enzyme commercialization opportunities within our specialty enzymes unit that are focused on external applications for the broader biofuels industry.

We have a substantial intellectual property estate comprising more than 300 issued patents and more than 400 patent applications as of February 2008. We believe that we can leverage our intellectual property estate to enhance and improve our technology development and commercialization efforts across both business units while maintaining protection of our key intellectual property assets.

Company Information

Our executive offices are located at 55 Cambridge Parkway, Cambridge, Massachusetts 02142, and our telephone number is (617) 674-5300. We maintain an Internet website at www.verenium.com. Information contained in or accessible through our website does not constitute part of this prospectus.

THE OFFERING

Securities Offered

The resale from time to time of up to 10,233,617 shares of our common stock by the selling stockholders, of which 6,349,501 shares may be issued upon conversion of the 8% senior convertible notes (including in satisfaction of any make-whole obligation upon conversion of the 8% senior convertible notes), 3,236,462 shares may be issued as payment of periodic interest under the 8% senior convertible notes and 647,654 shares may be issued upon the exercise of warrants to purchase common stock.

Common Stock Outstanding as of June 13, 2008	63,894,322 shares

Use of Proceeds	We will not receive any of the proceeds from the selling stockholders’ sale of the shares of our common stock covered by this prospectus.

Risk Factors	Investing in shares of our common stock involves a high degree of risk. See the Section below under the heading “Risk Factors,” our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 in Item 1A under “Risk Factors,” our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 in Item 1A under “Risk Factors” and as updated in any future filings we make with the SEC that are incorporated by reference herein.

Nasdaq Global Market Symbol	VRNM

The 3,236,462 shares of our common stock that we may issue as interest shares may only be issued if certain conditions described in the 8% senior convertible notes are satisfied and we choose to issue such shares. Those conditions include, among others, the registration of such shares for resale or the eligibility of such shares for sale without restriction or registration, the listing or designation for trading of our common stock on the Nasdaq Global Market (or another eligible market), compliance by us with the terms of the 8% senior convertible notes, the warrants and the other documents related to the issuance of the 8% senior convertible notes, the absence of any event of default thereunder (including compliance with limitations on the number of shares that may be issued to any one noteholder or under applicable rules of the Nasdaq Global Market), and the absence of a public announcement during the immediately preceding 60-day period before issuance of any pending, proposed or intended fundamental transaction.

The selling stockholders may sell the shares of our common stock subject to this prospectus from time to time and may also decide not to sell all the shares they are allowed to sell under this prospectus. The selling stockholders will act independently in making decisions with respect to the timing, manner and size of each sale. Furthermore, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

RISK FACTORS

Investing in our common stock involves a high degree of risk. In addition to the other information in this prospectus, you should carefully consider the risks described below, in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 in Item 1A under “Risk Factors,” and in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 in Item 1A under “Risk Factors,” which are incorporated by reference herein, and as updated in any future filings we make with the SEC that are incorporated by reference herein, which we believe are the material risks we face, before purchasing our common stock. If any of such risks actually occur, our business could be materially harmed, and our financial condition and results of operations could be materially and adversely affected. As a result, the trading price of our common stock could decline, and you might lose all of your investment. The risks and uncertainties described below, in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 in Item 1A under “Risk Factors,” in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 in Item 1A under “Risk Factors,” and as updated in any future filings we make with the SEC that are incorporated by reference herein, are not the only ones facing us. Additional risks and uncertainties, not presently known to us, or that we currently see as immaterial, may also harm our business. If any of these additional risks and uncertainties occur, the trading price of our common stock could decline, and you might lose all or part of your investment.

Conversion of the 8% senior convertible notes, and exercise of related warrants and issuance of shares of common stock in payment of interest thereunder will significantly dilute the ownership interest of existing stockholders.

The conversion or exercise of some or all of the 8% senior convertible notes and related warrants, respectively, and the issuance of shares of common stock in payment of interest under such notes, could significantly dilute the ownership interests of existing stockholders. In addition, the conversion price of the 8% senior convertible notes is subject to full ratchet anti-dilution protection and a reset provision, whereby, if the volume weighted average price of our common stock during the 7 trading days prior to the one-year anniversary of the issuance of the notes is less than $3.55 per share, the conversion price will reset to the greater of $2.13 per share or 115% of the volume weighted average price of the common stock at that time, and the related warrants are subject to weighted-average anti-dilution protection. Any sales in the public market of the common stock issuable upon such conversion or exercise or as interest shares could adversely affect prevailing market prices of our common stock. Moreover, the existence of the 8% senior convertible notes may encourage short selling by market participants because the conversion of such notes could be used to satisfy short positions, or the anticipated conversion of such notes into shares of our common stock could depress the price of our common stock.

The covenants in the 8% senior convertible notes restrict our financial and operational flexibility.

We are subject to certain covenants under the 8% senior convertible notes that restrict our financial and operational flexibility. For example, we are restricted from incurring additional indebtedness (other than certain project financing debt and up to $15 million principal amount of additional indebtedness, subject to increase in certain circumstances based on the closing sale price of our common stock). In addition, if we sell, transfer or dispose of any part of our specialty enzymes business unit (other than sales or licenses in the ordinary course of business and other than any sales, dispositions or other transfers, in one or a series of related transactions, providing for gross proceeds of $1 million or less), we are required to deposit cash in a restricted cash account for the benefit of the holders of the 8% senior convertible notes in an amount equal to the lesser of 50% of the total consideration received for such sale, transfer or disposition and 50% of the then outstanding principal amount of the 8% senior convertible notes. The obligation to make such a deposit terminates when the closing sale price of our common stock exceeds $7 per share for 30 consecutive trading days, the average daily trading volume for such period is at least $2 million and all shares issuable upon conversion of the 8% senior convertible notes are registered for resale pursuant to effective registration statements or freely saleable during such period. As a result of these covenants, our ability to finance our operations through the incurrence of additional debt or the sale of our specialty enzymes business unit is limited. The 8% senior convertible notes also include a covenant prohibiting us from repaying, redeeming, restructuring or modifying our 5.5% convertible senior notes due 2027. As a result of this covenant, we will likely be unable to refinance the 5.5% convertible senior notes due 2027 without a concurrent refinancing of the 8% senior convertible notes.

Our high level of debt limits our ability to fund general corporate requirements, limits our flexibility in responding to competitive developments and increases our vulnerability to adverse economic and industry conditions.

Our total consolidated long-term debt as of June 1, 2008, which includes our 5.5% convertible senior notes, the 8% senior convertible notes and debt obligations under our equipment loans, including under our secured credit facility with Comerica Bank, was approximately $174.2 million and represented approximately 68% of our total capitalization as of that date.

Our level of indebtedness could have important adverse consequences on our future operations, including:

•	making it more difficult for us to meet our payment and other obligations under the 5.5% convertible senior notes, 8% senior convertible notes and our other outstanding debt;

•

reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes, and limiting our ability to obtain additional financing for these purposes;

•	limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business, the industries in which we operate and the general economy; and

•	placing us at a competitive disadvantage compared to our competitors that have less debt or are less leveraged.

Moreover, if we fail to make any required payments under our debt, or otherwise breach the terms of our debt, a substantial portion of our debt could be subject to acceleration. In such a situation, it is unlikely we would be able to repay the accelerated debt, which would have a material adverse impact on our business and ability to continue to operate as a going concern.

Our 8% senior convertible notes also include a “make-whole” provision whereby, upon any holder’s conversion of the notes for common stock, we are obligated to pay such holder an amount in cash or, subject to the satisfaction of certain conditions, shares of our common stock equal to the interest foregone over the life of the notes based on such conversion, discounted back to the date of conversion using an agreed-upon discount rate. Were many holders of our 8% senior convertible notes to convert their notes at a time when we were unable to issue shares of common stock for payment of such obligation, our cash resources at that time could be insufficient to make such payments and satisfy our other liabilities or otherwise might be materially diminished as a result of such conversions, which would also have a material adverse impact on our business and potentially on our ability to continue to operate as a going concern.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference into this prospectus contain certain “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business. Words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” and the negative of these terms or other comparable terminology often identify forward-looking statements. Statements in this prospectus and the other documents incorporated by reference that are not historical facts are hereby identified as “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act. These include statements related to the potential benefits of the merger of Diversa and Celunol, the advantages of a combined company, including accelerated development of biomass-based biorefineries, an economical process for producing cellulosic ethanol and penetration of the biofuels marketplace, statements regarding our estimation of the most significant near-term commercial opportunities for each of our two business segments and statements related to our financial ability to make all payments on the 8% senior convertible notes when due. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements, including the risks discussed in this prospectus, in our Annual Report on Form 10-K for fiscal year ended December 31, 2007 in Item 1A under “Risk Factors” as well as in Item 7A “Qualitative and Quantitative Disclosures about Market Risk,” in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 in Item 1A under “Risk Factors” and the risks detailed from time to time in our future SEC reports. Many of the important factors that will determine these results are beyond our ability to control or predict. You are cautioned not to put undue reliance on any forward-looking statements, which speak only as of the date of this prospectus or, in the case of documents incorporated by reference, as of the date of such documents. Except as otherwise required by law, we do not assume any obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We issued $71 million in aggregate principal amount of the 8% senior convertible notes and warrants to purchase 7,987,626 shares of our common stock, with gross proceeds from new investment of approximately $54 million and net proceeds from new investment, after giving effect to payment of certain transaction-related expenses and the cash cost of the convertible hedge transaction described under “Selling Stockholders,” of approximately $45 million. In addition, approximately $16.7 million in aggregate principal amount of the $71 million in aggregate principal amount of 8% senior convertible notes (and the related warrants) were issued in exchange for approximately $18.5 million in aggregate principal amount of our 5.5% convertible senior notes.

We will receive no proceeds from the resale of the shares of common stock offered by this prospectus by or for the account of the selling stockholders.

SELLING STOCKHOLDERS

The shares of common stock being offered by the selling stockholders (which term includes their transferees, pledgees, donees or their successors) are issuable upon conversion of the 8% senior convertible notes (including in satisfaction of any make-whole obligation upon conversion of the 8% senior convertible notes), in payment of periodic interest on such notes and upon exercise of the related warrants. For additional information regarding the issuance of such notes, see “Private Placement of Convertible Notes and Warrants” below. We are registering the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time. Except for the ownership of the 5.5% convertible senior notes and the 8% senior convertible notes and the warrants issued in the private placement, the selling stockholders have not had any material relationship with us within the past three years.

The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling stockholders. The second column lists the number of shares of common stock beneficially owned by each selling stockholder, based on its ownership of the 8% senior convertible notes and warrants, as of February 27, 2008, assuming conversion of all such notes and exercise of the warrants held by the selling stockholders on that date, without regard to any limitations on conversions or exercise.

The third column lists the shares of common stock being offered by this prospectus by each selling stockholder.

In accordance with the terms of a registration rights agreement among us and the selling stockholders, this prospectus generally covers the resale of 10,233,617 shares of our common stock, comprised of 6,349,501 shares of common stock issued or issuable upon conversion of the 8% senior convertible notes (including in satisfaction of any make-whole obligation upon conversion of the 8% senior convertible notes), 3,236,462 shares that may be issued in lieu of periodic interest payments pursuant to the terms of the 8% senior convertible notes and 647,654 shares of common stock issuable upon exercise of the warrants. This prospectus offers less than the number of shares that may be issued upon conversion of the 8% senior convertible notes and/or upon exercise of the warrants. The number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus. The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

Under the terms of the 8% senior convertible notes and the warrants, a selling stockholder may not convert such notes or exercise such warrants to the extent such conversion or exercise would cause such selling stockholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 9.9% of our then outstanding shares of common stock following such conversion or exercise, excluding for purposes of such determination shares of common stock issuable upon conversion of the notes or the warrants which have not been converted or exercised. The number of shares in the second column does not reflect these limitations. The selling stockholders may sell all, some or none of the shares allocated to them in this offering. See the section entitled “Plan of Distribution” below.

Name of Selling Stockholder	Number of Shares of Common Stock Owned Prior to Offering (1)	Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus (2)	Common Stock Owned Upon Completion of the Offering (3)
			Number of Shares	Percentage
Capital Ventures International (4)	5,515,658	2,662,187	2,853,471	4.3%
Context Advantage Master Fund L.P. (5)	1,660,053	422,791	1,660,053	2.5%
D.E. Shaw Valence Portfolios, L.L.C. (6)	1,785,002	861,549	1,380,218	2.1%
Highbridge Convertible Arbitrage Master Fund, L.P. (7)	1,000,493	323,408	933,102	10.8%
Highbridge International LLC (8)	7,139,118	2,307,714	6,658,234	10.8%
Interlachen Convertible Investments Limited (9)	1,071,001	516,929	828,131	1.3%
Linden Capital L.P. (10)	1,535,102	524,675	1,010,427	1.6%
Midsummer Investment, Ltd. (11)	535,501	258,464	277,037	*
Portside Growth and Opportunity Fund (12)	3,570,005	1,723,098	1,846,907	2.8%
RHP Master Fund, Ltd. (13)	821,101	288,184	532,917	*
Special Situations Cayman Fund, L.P. (14)	744,789	172,309	572,480	*
Special Situations Fund III QP, L.P. (15)	680,558	172,309	508,249	*

*	Less than one percent

(1)	This column lists the number of shares of common stock beneficially owned by each selling stockholder, based on its ownership of the 8% senior convertible notes and warrants, as of February 27, 2008 (except as otherwise noted in footnotes 5, 14 and 15), assuming conversion of the $71 million in principal amount of all notes held by the selling stockholders at the initial conversion price of $4.09 per share and exercise in full of the warrants to purchase 7,987,626 shares of our common stock, or warrant shares, held by the selling stockholders on that date, without regard to any limitations on conversions or exercise. The principal amount of the 8% senior convertible notes acquired by the selling stockholders and the number of warrant shares allocable to each selling stockholder in this column is set forth in the footnotes below.

(2)

This column lists the maximum number of shares to be sold pursuant to this prospectus by each selling stockholder. The principal amount of the 8% senior convertible notes acquired by the selling stockholders and the number of conversion shares, warrant shares and interest shares allocable to each selling stockholder in this column is set forth in the footnotes below.

(3)	We have assumed the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

(4)	Capital Ventures International (“CVI”) is an affiliate of a registered broker-dealer. Capital Ventures International has represented to us that the securities held by it were purchased in the ordinary course of business and that at the time of purchase of the securities held by it, it did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities held by it. Heights Capital Management, Inc., the authorized agent of CVI, has discretionary authority to vote and dispose of the securities held by CVI and may be deemed to be the beneficial owner of these securities. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the securities held by CVI. Mr. Kobinger disclaims any such beneficial ownership of the securities. CVI acquired an aggregate principal amount of $15,450,000 of the 8% senior convertible notes. The shares allocated to CVI in the third column of the above table all represent shares of our common stock that CVI may acquire upon conversion of the 8% senior convertible notes (including in satisfaction of any make-whole obligation upon such conversion).

(5)	Michael S. Rosen and William D. Fertig of Context Capital Management, LLC, general partner of Context Advantage Master Fund L.P., have voting and dispositive power over the securities held by Context Advantage Master Fund, LP. Context Advantage Master Fund L.P. acquired an aggregate principal amount of $6,650,000 of the 8% senior convertible notes, of which $3,150,000 in principal amount was acquired through the exchange of $3,500,000 in aggregate principal amount of our 5.5% convertible senior notes. The shares allocated to Context Advantage Master Fund L.P. in the third column of the above table all represent shares of our common stock that it may receive in lieu of periodic cash interest payments under the 8% senior convertible notes. Context Advantage Master Fund L.P. transferred an aggregate $2,000,000 in principal amount of the 8% senior convertible notes and related warrants to purchase 225,003 shares of common stock to Special Situations Fund III QP, L.P. and Special Situations Cayman Fund L.P. in May 2008 in a private transaction. In addition, on May 29, 2008, Context Advantage Master Fund L.P. submitted a conversion notice to effect the conversion of a portion of one of its 8% senior convertible notes in the principal amount of $1,000,000, which, based on the conversion price of $4.09 per share, resulted in the issuance to Context Advantage Master Fund L.P. of 244,498 shares of common stock on or about May 30, 2008.

(6)	D.E. Shaw Valence Portfolios, L.L.C. is under common control with D.E. Shaw Securities, L.L.C., a registered broker-dealer. D.E. Shaw Valence Portfolios, L.L.C. has represented to us that the securities held by it were purchased in the ordinary course of business and that at the time of purchase of the securities held by it, it did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities held by it. D.E. Shaw & Co. L.P., as investment advisor, has voting and investment control over any shares of common stock issuable upon conversion of the notes owned by D.E. Shaw Valence Portfolios, L.L.C. Julius Gaudio, Eric Wepsic, Maximilian Stone and Anne Dinning, or their designees, exercise voting and investment control over the securities on D.E. Shaw & Co. L.P.’s behalf. D.E. Shaw Valence Portfolios, L.L.C. acquired an aggregate principal amount of $5,000,000 of the 8% senior convertible notes. The shares allocated to D.E. Shaw Valence Portfolios, L.L.C. in the third column of the above table represent 456,765 shares of our common stock that it may receive in lieu of periodic cash interest payments under the 8% senior convertible notes and 404,784 shares of our common stock that it may acquire upon exercise of its warrant.

(7)

Highbridge Capital Management, LLC is the trading manager of Highbridge Convertible Arbitrage Master Fund, L.P. and has voting control and investment discretion over the securities held by Highbridge Convertible Arbitrage Master Fund, L.P. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and have voting control and investment discretion over the securities held by Highbridge Convertible Arbitrage Master Fund, L.P. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Highbridge Convertible Arbitrage Master Fund, L.P. Highbridge Convertible Arbitrage Master Fund, L.P. acquired an aggregate principal amount of $2,802,500 of the 8% senior convertible notes, of which $1,327,500 in principal amount was acquired through the exchange of $1,475,000 in aggregate principal amount of our 5.5% convertible senior notes. The shares allocated to Highbridge Convertible Arbitrage Master Fund, L.P. in the third column of the above table represent 256,017 shares of our common stock that it may receive in lieu of periodic cash interest payments under the 8% senior convertible notes and 67,391 shares of our common stock that it may acquire upon conversion of the 8% senior convertible notes (including in satisfaction of any make-whole obligation upon such conversion).

(8)	Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and has voting control and investment discretion over the securities held by Highbridge International LLC. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and have voting control and investment discretion over the securities held by Highbridge International LLC. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Highbridge International LLC. Highbridge International LLC acquired an aggregate principal amount of $19,997,500 of the 8% senior convertible notes, of which $9,472,500 in principal amount was acquired through the exchange of $10,525,000 in aggregate principal amount of our 5.5% convertible senior notes. The shares allocated to Highbridge International LLC in the third column of the above table represent 1,826,830 shares of our common stock that it may receive in lieu of periodic cash interest payments under the 8% senior convertible notes and 480,884 shares of our common stock that it may acquire upon conversion of the 8% senior convertible notes (including in satisfaction of any make-whole obligation upon such conversion).

(9)	Interlachen Convertible Investments Limited is an affiliate of a registered broker-dealer. Investcorp Investment Advisors Limited (“IIAL”), a manager of Investcorp Interlachen Multi-Strategy Master Fund Limited, and an SEC registered investment advisor, is under common control with N.A. Investcorp LLC (“NAI”), an NASD member broker dealer who is not participating in the sale of the shares of the selling stockholders. No disclosure is made with respect to related persons of IIAL or NAI. Interlachen Convertible Investments Limited has represented to us that the securities held by it were purchased in the ordinary course of business and that at the time of purchase of the securities held by it, it did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities held by it. Interlachen Capital Group LP is the trading manager of Investcorp Interlachen Multi-Strategy Master Fund Limited and has voting and investment discretion over securities held by Investcorp Interlachen Multi-Strategy Master Fund Limited. Andrew Fraley and Jonathan Havice, as the managing members of the general partner of Interlachen Capital Group LP, have shared voting control and investment discretion over securities held by Investcorp Interlachen Multi-Strategy Master Fund Limited. Andrew Fraley and Jonathan Havice disclaim beneficial ownership of the securities held by Investcorp Interlachen Multi-Strategy Master Fund Limited. Interlachen Convertible Investments Limited acquired an aggregate principal amount of $3,000,000 of the 8% senior convertible notes. The shares allocated to Interlachen Convertible Investments Limited in the third column of the above table represent 274,059 shares of our common stock that it may receive in lieu of periodic cash interest payments under the 8% senior convertible notes and 242,870 shares of our common stock that it may acquire upon exercise of its warrant.

(10)	Siu Min Wong has voting and dispositive power over the securities held by Linden Capital LP. Linden Capital L.P. acquired an aggregate principal amount of $4,300,000 of the 8% senior convertible notes, of which $1,800,000 in principal amount was acquired through the exchange of $2,000,000 in aggregate principal amount of our 5.5% convertible senior notes. The shares allocated to Linden Capital L.P. in the third column of the above table all represent shares of our common stock that it may acquire upon conversion of the 8% senior convertible notes (including in satisfaction of any make-whole obligation upon such conversion).

(11)	Michel A. Amsalem and Scott D. Kaufman have voting and dispositive power over the securities held by Midsummer Investment, Ltd. Midsummer Investment, Ltd. acquired an aggregate principal amount of $1,500,000 of the 8% senior convertible notes. The shares allocated to Midsummer Investment, Ltd. in the third column of the above table all represent shares of our common stock that it may acquire upon conversion of the 8% senior convertible notes (including in satisfaction of any make-whole obligation upon such conversion).

(12)	Ramius Capital Group, L.L.C. (“Ramius Capital”) is the investment advisor of Portside Growth and Opportunity Fund (“Portside”) and consequently has voting control and investment discretion over securities held by Portside. Ramius Capital disclaims beneficial ownership of these securities. C4S & Co., L.L.C. (“C4S”) is the managing member of Ramius Capital and may be considered the beneficial owner of any securities deemed to be beneficially owned by Ramius Capital. C4S disclaims beneficial ownership of these securities. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S and may be considered beneficial owners of any securities deemed to be beneficially owned by C4S. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these securities. Portside acquired an aggregate principal amount of $10,000,000 of the 8% senior convertible notes. The shares allocated to Portside Growth and Opportunity Fund in the third column of the above table all represent shares of our common stock that it may acquire upon conversion of the 8% senior convertible notes (including in satisfaction of any make-whole obligation upon such conversion).

(13)	RHP Master Fund, Ltd. is a party to an investment management agreement with Rock Hill Investment Management, L.P., a limited partnership of which the general partner is RHP General Partner, LLC. Pursuant to such agreement, Rock Hill Investment Management directs the voting and disposition of shares owned by RHP Master Fund. Messrs. Wayne Bloch and Peter Lockhart own all of the interests in RHP General Partner. The aforementioned entities and individuals disclaim beneficial ownership of the Company’s securities owned by the RHP Master Fund. RHP Master Fund, Ltd. acquired an aggregate principal amount of $2,300,000 of the 8% senior convertible notes, of which $900,000 in principal amount was acquired through the exchange of $1,000,000 in aggregate principal amount of our 5.5% convertible senior notes. The shares allocated to RHP Master Fund, Ltd. in the third column of the above table all represent shares of our common stock that it may acquire upon conversion of the 8% senior convertible notes (including in satisfaction of any make-whole obligation upon such conversion). On March 10, 2008, RHP Master Fund, Ltd. submitted a conversion notice to effect the conversion of one of its 8% senior convertible notes in the principal amount of $900,000, which, based on the conversion price of $4.09 per share resulted in the issuance to RHP Master Fund, Ltd. of 220,048 shares of our common stock on or about March 12, 2008.

(14)	Austin Marxe and David Greenhouse have voting and dispositive power over the securities held by Special Situations Cayman Fund, L.P. Special Situations Cayman Fund, L.P. acquired an aggregate principal amount of $1,000,000 of the 8% senior convertible notes from Context Advantage Master Fund L.P. in May 2008 in a private transaction. The shares allocated to Special Situations Cayman Fund, L.P. in the third column of the above table all represent shares of our common stock that it may acquire upon conversion of the 8% senior convertible notes (including in satisfaction of any make-whole obligation upon such conversion). The shares reflected in the third column of the above table represent 387,790 shares reported as beneficially owned prior to the acquisition of the 8% senior convertible notes and warrants, in addition to 112,501 warrant shares.

(15)	Austin Marxe and David Greenhouse have voting and dispositive power over the securities held by Special Situations Fund III QP, L.P. Special Situations Fund III QP, L.P. acquired an aggregate principal amount of $1,000,000 of the 8% senior convertible notes from Context Advantage Master Fund L.P. in May 2008 in a private transaction. The shares allocated to Special Situations Fund III QP, L.P. in the third column of the above table all represent shares of our common stock that it may acquire upon conversion of the 8% senior convertible notes (including in satisfaction of any make-whole obligation upon such conversion). The shares reflected in the third column of the above table represent 323,558 shares reported as beneficially owned prior to the acquisition of the 8% senior convertible notes and warrants, in addition to 112,502 warrant shares.

We prepared this table based on the information supplied to us by the selling stockholders named in the table and we have not sought to verify such information.

The selling stockholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of the 8% senior convertible notes or warrants held by them since the date on which the information in the above table was provided to us. Information about the selling stockholders may change over time.

We paid CVI an expense allowance of $100,000 for certain of its expenses in connection with the sale of the 8% senior convertible notes and warrants. Under the registration rights agreement that we entered into in connection with the sale of the 8% senior convertible notes and warrants, we also agreed to pay up to $10,000 in legal fees and expenses for the selling stockholders’ counsel in connection with their review of the registration statement of which this prospectus is a part, and to make certain cash payments in the event of certain registration defaults described under “Private Placement of Convertible Notes and Warrants—Registration Rights” below. In addition, as part of a convertible hedge transaction entered into with CVI at the same time as the sale of the 8% senior convertible notes and warrants, we paid approximately $6.2 million to CVI. The convertible hedge transaction is intended to reduce the potential dilution upon conversion of the 8% senior convertible notes. The convertible hedge transaction is described in our Current Report on Form 8-K filed with the SEC on February 25, 2008.

PLAN OF DISTRIBUTION

We are registering a portion of the shares of common stock issuable upon conversion of the 8% senior convertible notes (including in satisfaction of any make-whole obligation upon conversion of the 8% senior convertible notes), issuable in payment of periodic interest on such notes and issuable upon exercise of the warrants issued in connection with such notes to permit the resale of these shares of common stock by the holders of the 8% senior convertible notes and warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers or agents, the selling stockholders will be responsible for paying any underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, at negotiated prices or any combination of the foregoing. These sales may be effected in transactions, which may involve:

•	crosses or block transactions or other transactions;

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	transactions in the over-the-counter market;

•	transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144;

•	transactions where broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the convertible notes or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus, subject to any requirement of the SEC that we amend this prospectus to include the name of such transferee, donee, pledge or other successor-in-interest in this prospectus.

The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, or 1934 Act, and the rules and regulations thereunder, including, without limitation, Regulation M of the 1934 Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, estimated to be approximately $106,000 in total, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

PRIVATE PLACEMENT OF CONVERTIBLE NOTES AND WARRANTS

On February 27, 2008, we closed a private placement in which we issued and sold to certain accredited investors the 8% senior convertible notes in the aggregate principal amount of $71,000,000 and related warrants to purchase 7,987,626 shares of our common stock.

The 8% senior convertible notes and warrants have not been and will not be registered under the Securities Act, and may not be offered or sold absent registration or an applicable exemption from the registration requirements of the Securities Act. The 8% senior convertible notes and warrants were issued in reliance upon exemptions under Section 4(2) of the Securities Act and Regulation D thereunder.

The initial conversion price of the 8% senior convertible notes is $4.09 per share, but is subject to a reset provision, whereby, to the extent the volume weighted average price of our common stock during the 7 trading days prior to the one year anniversary of the issuance of the notes is less than $3.55 per share, the conversion price will reset to the greater of $2.13 per share or 115% of the volume weighted average price of the common stock at that time. The total dollar value of the shares of our common stock underlying the 8% senior convertible notes, based on the volume weighted average price of our common stock on the NASDAQ Global Market on February 22, 2008 of $3.55 per share, was approximately $118.3 million (assuming conversion of $71,000,000 at a conversion price of $2.13 per share) or approximately $61.6 million (assuming conversion of $71,000,000 at the initial conversion price of $4.09 per share).

8% Senior Convertible Notes

The material terms of the 8% senior convertible notes are summarized as follows:

•	The interest rate is 8% per annum, payable in cash in arrears on a quarterly basis beginning on April 1, 2008.

•	The maturity date of the notes is April 1, 2012, unless earlier converted or redeemed.

•	The notes are convertible at the selling stockholders’ option into our common stock.

•

Before we obtained stockholder approval to issue more than 12,549,677 shares under the notes (which represented 19.9% of the 63,063,707 shares of our common stock outstanding on the date we signed the securities purchase agreement for the private placement), the maximum number of shares of common stock we could issue under the notes, whether as the result of conversion, in payment of periodic interest or otherwise, was 12,549,677 shares. We obtained such stockholder approval on June 4, 2008. If we had not obtained stockholder approval to issue more than 12,549,677 shares under the notes, we would have been required to cash settle any required share issuances under the notes in excess of 12,549,677 shares in an amount per share equal to the closing sales price of our common stock on the conversion date.

•

The initial conversion price of the notes is $4.09 per share. The conversion price of the notes is subject to full ratchet anti-dilution protection and a reset provision whereby, to the extent the volume weighted average price of our common stock during the 7 trading days prior to the one year anniversary of the issuance of the notes is less than $3.55 per share, the conversion price will reset to the greater of $2.13 per share or 115% of the volume weighted average price of the common stock at that time.

As an example, if we were to issue new shares of common stock at $2.00 per share, the current conversion price under the notes of $4.09 per share would automatically adjust to $2.00 per share. This would mean that the notes would become convertible into 35,500,000 shares of our common stock, which would be determined by dividing $71 million by $2.00, rather than 17,359,413 shares of our common stock, which is determined by dividing $71 million by $4.09. Had the notes’ initial conversion price been $2.00 per share rather than $4.09 per share, the total dollar value of the shares of our stock underlying the notes, based on the market price for our common stock of $3.55 per share that was used to set the initial conversion price of $4.09 for the notes, would have been approximately $126 million, which would be determined by multiplying 35,500,000 by $3.55, instead of approximately $61.6 million, which is determined by multiplying 17,359,413 by $3.55. The total possible discount between the value of the shares of our stock underlying the notes, based on an initial conversion price of $2.00 and the market price for our common stock of $3.55 per share, would have been approximately $55 million, or approximately $126 million minus $71 million, the product of 35,500,000 times $2.00. As this is just one example, the potential level of discount (if any) will vary depending upon the magnitude of the adjustment (if any) to the conversion price of the notes.

•

No note may be converted to the extent that after giving effect to such conversion, the holder of such note (together with its affiliates) would beneficially own in excess of 9.99% of our common stock immediately after giving effect to the conversion.

•

Periodic interest payments on the notes may be made, at our option and subject to the satisfaction of certain conditions as described below, in shares of common stock. The ability to pay the periodic interest in shares of our common stock is subject to certain conditions, including, among others, the registration of such shares for resale or the eligibility of such shares for sale without restriction or registration, the listing or designation for trading of our common stock on the Nasdaq Global Market (or another eligible market), compliance by us with the terms of the notes, the warrants and the other documents related to the issuance of the notes, the absence of any event of default thereunder (including compliance with limitations on the number of shares that may be issued to any one noteholder or under applicable rules of the Nasdaq Global Market), and the absence of a public announcement during the immediately preceding 60-day period before issuance of any pending, proposed or intended fundamental transaction.

•

If we engage in a transaction resulting in a change of control, each noteholder may, at its option, require us to redeem the notes for a cash payment of 120% of the principal amount being redeemed, plus accrued and unpaid interest or they may convert the notes. If a noteholder chooses to convert in connection with a change of control, the conversion rate shall be increased under certain circumstances and as specified in the notes.

•

If we sell, transfer or dispose of any part of our specialty enzymes business unit (other than sales or licenses in the ordinary course of business and other than any sales, dispositions or other transfers, in one or a series of related transactions, providing for gross proceeds of $1 million or less), we are required to deposit cash in a restricted cash account for the benefit of the holders of the notes in an amount equal to the lesser of 50% of the total consideration received for such sale, transfer or disposition and 50% of the then outstanding principal amount of the notes. The obligation to make such a deposit terminates when the closing sale price of our common stock exceeds $7.00 per share for 30 consecutive trading days, the average daily trading volume for such period is at least $2 million and all shares issuable upon conversion of the notes are registered for resale pursuant to effective registration statements or freely saleable during such period.

•

We are not permitted to incur indebtedness, other than certain project financing debt or up to $15 million principal amount of debt, provided that if the closing sale price of our common stock exceeds $8.00 per share for 30 consecutive trading days, the limit on additional indebtedness increases to $30 million and if the closing sale price of our common stock exceeds $12.00 per share for 30 consecutive trading days, the limit on additional indebtedness increases to $50 million. In addition, we are restricted from incurring or permitting to exist any secured debt or debt that is senior to the 8% senior convertible notes other than certain project financing debt or $15 million principal amount of debt, subject to increase as described above.

•

We are not permitted to repay, restructure, amend, redeem, exchange or repurchase all or any portion of our outstanding 5.50% convertible senior notes due 2027, except for repayments or redemptions required by the terms of such notes.

•

We may elect to force the automatic conversion of the notes provided that the closing sale price of our common stock at the time we make such election has exceeded $8.18 per share over the 30-trading day period ending prior to the date we make such election, the average daily trading volume of our common stock during that 30-trading day period has been greater than or equal to $3 million and certain other conditions are met.

•

We are required to make certain make-whole payments in the event of any voluntary conversion, automatic conversion or, in certain cases as described below, redemption upon an event of default to cover the interest that would have accrued through the maturity of the notes but for such conversion or redemption, discounted to present value using the public yield on two-year notes of the Unites States federal government on the date such payment is determined.

•

Upon an event of default, each noteholder, at its option, may require us to redeem the notes at a redemption price equal to the greater of (A) 120% of the principal amount, plus accrued and unpaid interest and late charges, and (B) 120% of the as-converted value (based on the greater of the closing sale price in effect immediately before the event of default, immediately after the event of default and on the date the noteholder delivers notice of redemption), plus accrued and unpaid interest and late charges, if any, and the make-whole described above.

We intend to make all payments due on the 8% senior convertible notes when due, and believe that we will have the financial ability to do so.

Warrants to Purchase Common Stock

The material terms of the warrants are summarized as follows:

•	The warrants do not become exercisable until August 27, 2008 and will remain exercisable for 5 years thereafter.

•

On June 4, 2008, we obtained stockholder approval of issuances of shares of common stock upon the exercise of the warrants. If such stockholder approval had not been obtained, the warrants would only have been exercisable for cash, in an amount per share issuable equal to the closing sale price of our common stock on the attempted exercise date less the applicable exercise price.

•

No warrant may be exercised to the extent that after giving effect to such exercise, the holder of such warrant (together with its affiliates) would beneficially own in excess of 9.99% of our common stock immediately after giving effect to the exercise.

•	The initial exercise price of the warrants if $4.44 per share. The exercise price is subject to weighted average anti-dilution protection.

As an example, if we were to issue new shares of common stock at a price that caused the exercise price of the warrants to adjust from $4.44 per share to $3.00 per share, as a result of the weighted average anti-dilution provisions in the warrants, the warrants would become exercisable for an additional 3,834,060 shares (from 7,987,626 shares to 11,821,686 shares) and the exercise price would decrease by $1.44 per share from $4.44 to $3.00. Had the warrants’ initial exercise price been $3.00 per share rather than $4.44 per share, the total dollar value of the shares of our stock underlying the warrants, based on the market price for our common stock of $3.55 per share that was used to set the initial exercise price of $4.44 for the warrants, would have been approximately $42 million, which would be determined by multiplying 11,821,686 by $3.55, instead of approximately $28.4 million, which is determined by multiplying 7,987,626 by $3.55. The total possible discount between the value of the shares of our stock underlying the warrants, based on an initial exercise price of $3.00 and the market price for our common stock of $3.55 per share, would have been approximately $6.5 million, or approximately $42 million minus $35.5 million, the product of 11,821,686 times $3.00. As this is just one example, the potential level of discount (if any) will vary depending upon the magnitude of the adjustment (if any) to the exercise price of the warrants.

Registration Rights

On February 27, 2008, we entered into a registration rights agreement with the purchasers of the 8% senior convertible notes and warrants. In the registration rights agreement, we agreed that we would, at our expense, file with the SEC a registration statement for the resale of the shares of common stock issuable under the 8% senior convertible notes and warrants.

We agreed to use our reasonable best efforts to cause the registration statement to be declared effective within 90 days following the issuance of the 8% senior convertible notes and warrants (if not subject to full SEC review), or 120 days (if subject to full SEC review). To the extent the SEC’s staff, as part of its review of the registration statement, requires us to register less than all of the common stock issuable under the 8% senior convertible notes and warrants, we are obligated to file additional registration statements before the later of 60 days after the date substantially all of the registrable securities under the immediately preceding registration statement are sold and the date six months from the effective date of the immediately preceding registration statement, or, if earlier, the date 60 days after the SEC first permits us to file an additional registration statement for any registrable securities. We agreed to use our reasonable best efforts to cause any subsequent registration statement we are required to file to be declared effective within 90 days following its filing (if not subject to full SEC review) or 120 days (if subject to full SEC review). Should any such registration statement not be declared effective within that time period, or should any such registration statement’s effectiveness not be maintained in accordance with the terms of the registration rights agreement, we agreed to pay affected buyers of the 8% senior convertible notes cash payments totaling 1% of the aggregate purchase price of such buyers’ registrable securities included in such registration statement on each of certain specified dates, up to a maximum amount of 10% of the aggregate purchase price paid by such buyers. We and the buyers of the 8% senior convertible notes and warrants also agreed to indemnify each other against certain liabilities in respect of any such registration.

Comparison of Proceeds to Potential Investor Profit

In connection with the private placement, we received gross proceeds from new investment of approximately $54 million and exchanged approximately $18.5 million in aggregate principal amount of our 5.5% convertible senior notes for approximately $16.7 million in 8% senior convertible notes and the related warrants. We issued $71 million in aggregate principal amount of the 8% senior convertible notes and warrants to purchase 7,987,626 shares of common stock in connection with the private placement. The applicable market price of our common stock on February 22, 2008, the date we entered into the purchase agreement, was $3.55 per share. The 8% senior convertible notes were issued at a 15% premium over market (i.e., an initial conversion price of $4.09 per share) and the warrants were issued at a 25% premium over market (i.e., an initial exercise price of $4.44 per share).

The following table sets forth payments that we have made or may be required to make to any selling stockholder, any affiliate of a selling stockholder, or any person with whom any selling stockholder has a contractual relationship regarding the private placement:

Placement agent fee to Lazard (1)	$3,000,000
Transaction expenses of Capital Ventures International or CVI (including for fees and expenses of its counsel) (2)	$100,000
Legal fees and expenses of selling stockholders’ counsel for review of the registration statement as to which this prospectus is a part	$10,000
Range of potential payments to selling stockholders in the event of any registration default under the registration rights agreement (3)	$0 - 7,100,000
Potential indemnification obligations to selling stockholders under the registration rights agreement (4)	Unknown

(1)	Lazard did not receive any securities in the private placement and is not a selling stockholder. In addition, to our knowledge, Lazard is unaffiliated with, and did not receive any fees from, any of the selling stockholders in connection with the private placement.

(2)	The transaction fees paid to CVI were related to the private placement and were paid as required under the purchase agreement for the private placement. We also paid approximately $6.2 million to CVI for a separate convertible hedge transaction involving separate agreements between us and CVI. We may also have obligations to CVI under the convertible hedge in the event of certain contingent early termination events such as insolvency or hedging disruptions. The convertible hedge transaction is intended to reduce the potential dilution upon conversion of our 8% senior convertible notes, and effectively increases the premium at which the 8% senior convertible notes were originally issued from 15% to 42%.

(3)	As described in “Private Placement of Convertible Notes and Warrants—Registration Rights,” if a registration statement is not declared effective within the required time period or if any such registration statement’s effectiveness is not maintained in accordance with the terms of the registration rights agreement, we are obligated to pay affected buyers of the 8% senior convertible notes cash payments totaling 1% of the aggregate purchase price of such buyers’ registrable securities included in such registration statement on each of certain specified dates. The maximum cash payment obligation for such registration defaults is 10% of the aggregate purchase price, plus interest of 1% per month until paid in full.

(4)	We and the buyers of the 8% senior convertible notes and warrants also agreed to indemnify each other against certain liabilities in respect of such registration. The amount of the potential indemnification obligation to the selling stockholders, if any, is unknown.

As described above, the conversion price of the 8% senior convertible notes and the exercise price of the warrants are subject to antidilution adjustments upon dilutive issuances and the 8% senior convertible notes are also subject to a reset provision on the first anniversary following their issuance. It is possible that while originally issued at a premium, if adjusted to a price below the $3.55 market price, the investors would convert the 8% senior convertible notes or exercise the warrants, as applicable, at a discounted price rather than a premium.

For example, if the current conversion price under the 8% senior convertible notes of $4.09 per share adjusted to $2.00 per share, as described above under “Private Placement of Convertible Notes and Warrants— 8% Senior Convertible Notes,” and the current exercise price of the warrants were to adjust from $4.44 per share to $3.00 per share, as described above under “Private Placement of Convertible Notes and Warrants—Warrants to Purchase Common Stock,” the combined total possible discount between the value of the shares of our stock underlying the 8% senior convertible notes and the warrants and the market price for our common stock would have been approximately $61.5 million, calculated in the manner and using the assumptions described above. This discount of approximately $61.5 million, when combined with the aggregate $110,000 expense allowance for CVI’s expenses in connection with the sale of the 8% senior convertible notes and the warrants and the legal fees and expenses of selling stockholders’ counsel in connection with their review of the registration statement of which this prospectus is a part, as disclosed under “Selling Stockholders,” represents approximately 97% of the net proceeds we received from the private placement of approximately $45 million plus the $18.7 million in aggregate principal amount of our 5.5% convertible senior notes that were exchanged for $16.7 million in 8% senior convertible notes in the private placement.

The time at which any discount would apply to the 8% senior convertible notes and the warrants will depend on the timing of the event that causes the adjustment to the conversion price of the 8% senior convertible notes or exercise price for the warrants that results in the discount, and a number of such events (for example, dilutive common stock issuances) are within our control and so could occur at any time. For example, if the approximate $61.5 million discount described above had applied from the date of issuance of the 8% senior convertible notes and warrants, the percentage of such discount plus the expenses of the selling stockholders and their counsel paid by us relative to our net proceeds from the private placement plus the amount of our 5.5% convertible senior notes exchanged in the private placement (which percentage is 97%, as calculated and described above), would have averaged approximately 23.7% over the approximate life of the 8% senior convertible notes of 4.1 years.

As the calculations described above are only examples, the potential level of discount (if any) will vary depending upon the magnitude of the adjustment (if any) to the conversion price of the 8% senior convertible notes and the exercise price for the warrants.

LEGAL MATTERS

The validity of the issuance of the shares of our common stock offered by this prospectus has been passed upon for us by Cooley Godward Kronish LLP, 4401 Eastgate Mall, San Diego, California 92121.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2007, and the effectiveness of our internal control over financial reporting as of December 31, 2007 as set forth in their reports (which contains an explanatory paragraph describing conditions which raise substantial doubt about Verenium Corporation’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements and which concludes, among other things, that Verenium Corporation did not maintain effective internal control over financial reporting as of December 31, 2007, based on Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, because of the effects of the material weakness described therein), which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on its authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-3 that we filed with the SEC. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules of the SEC. We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. Our SEC filings are also available at the SEC’s website at www.sec.gov. Reports, proxy statements and other information concerning us also may be inspected at the offices of the National Association of Securities Dealers, Inc., Listing Section, 1735 K Street,

Washington, D.C. 20006. We maintain a website at www.verenium.com. Information contained in or accessible through our website does not constitute part of this prospectus and you should not rely on that information in deciding whether to invest in our common stock, unless that information is also in or incorporated by reference in this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with it into our registration statement on Form S-3 of which this prospectus is a part, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus.

We incorporate by reference into this registration statement and prospectus the documents listed below, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus (other than Current Reports or portions thereof furnished under Item 2.02 or Item 7.01 of Form 8–K):

•

the description of our common stock contained in our registration statement on Form 8-A filed with the SEC on January 26, 2000, including any amendments or reports filed for the purposes of updating this description;

•	our Annual Report on Form 10-K for the year ended December 31, 2007 filed with the SEC on March 17, 2008;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 filed with the SEC on May 19, 2008; and

•	our Current Reports on Form 8-K filed with the SEC on February 25, 2008, March 18, 2008, April 1, 2008, April 8, 2008, May 5, 2008, May 12, 2008 and June 5, 2008.

You may obtain a copy of these filings at no cost, by writing or by telephone us at the following address or telephone number:

Verenium Corporation

55 Cambridge Parkway

Cambridge, MA 02142

Tel: (617) 674-5300

Attn: Investor Relations

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus modifies, supersedes or replaces such statement. Any statement so modified, superseded or replaced, will not be deemed, except as so modified, superseded or replaced, to constitute a part of this prospectus.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution.

The following table sets forth all expenses payable by us in connection with the offering of the securities being registered. All the amounts shown are estimates except for the SEC registration fee. None of the expenses listed below will be paid by the selling stockholders.

SEC registration statement filing fee	$1,508
Legal fees and expenses	75,000
Accounting fees and expenses	15,000
Printing fees and expenses	10,000
Miscellaneous	4,000

$105,508

Item 15.    Indemnification of Officers and Directors.

Under Section 145 of the Delaware General Corporation Law, or DGCL, we have broad powers to indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended, or the Securities Act. Section 145 of the DGCL generally provides that a Delaware corporation has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to, the best interests of the corporation and, with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. Our bylaws provide for the indemnification of our directors and officers to the fullest extent permitted by Section 145.

Section 102(b)(7) of the DGCL permits a Delaware corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability (i) for any transaction from which the director derives an improper personal benefit, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for improper payment of dividends or redemptions of shares, or (iv) for any breach of a director’s duty of loyalty to the corporation or its stockholders. Our bylaws include such a provision. Expenses incurred by any one of our directors or officers in defending any such action, suit or proceeding in advance of its final disposition shall be paid by us upon delivery to us of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by us.

Our bylaws provide for the elimination of the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty to the fullest extent permitted under Delaware law. Our bylaws require us to indemnify our directors and executive officers to the fullest extent permitted by Delaware or other applicable law and provide us with the power, in our discretion, to indemnify our other officers, employees and other agents as set forth in the DGCL or other applicable law.

As permitted by Delaware law, we have entered into indemnity agreements with each of our directors and executive officers that require us to indemnify such persons against expenses, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or an executive officer of us or any of our affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of us and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

We maintain directors’ and officers’ liability insurance for the benefit of our directors and certain of our officers.

Pursuant to our February 2007 merger with Celunol, we agreed that, for a period of six years following the effective time of the merger, we would not change the provisions of Celunol’s certificate of incorporation or bylaws as in effect on the date of the merger agreement related to indemnification of persons entitled to indemnification pursuant to such provisions, including Celunol’s directors and executive officers, in any manner that adversely affects the rights of such individuals to indemnification under those provisions. We also agreed to perform all of our obligations under the Celunol certificate of incorporation and bylaws as in effect on the date of the merger agreement to the fullest extent permissible by law, which would include the DGCL, to provide Celunol’s directors and executive officers with indemnification for acts and omissions occurring prior to the closing of the merger with Celunol to the fullest extent provided under the Celunol certificate of incorporation and bylaws as in effect on the date of the merger agreement. We have provided extended coverage under Celunol’s directors’ and officers’ liability insurance policy covering the persons who were directors and officers of Celunol as of the date of the merger agreement by obtaining a six-year “tail” policy, which covers us in the merger as the successor to Celunol and does not contain any exclusions for securities laws or corporate transactions such as the merger.

Item 16.    Exhibits

Exhibit Number	Description of Document

1.1	Securities Purchase Agreement, dated February 22, 2008, by and among the Registrant and the Buyers identified therein. (9)

3.1	Amended and Restated Certificate of Incorporation filed May 12, 2000. (1)

3.2	Certificate of Amendment of Restated Certificate of Incorporation filed March 16, 2007. (2)

3.3	Certificate of Amendment of Restated Certificate of Incorporation filed June 26, 2007. (3)

3.4	Amended and Restated Bylaws. (1)

3.5	Amendment to Bylaws. (4)

4.1	Form of Common Stock Certificate of the Registrant. (5)

4.2	Registration Rights Agreement, dated February 27, 2008, by and among the Registrant and the Buyers identified therein. (13)

4.3	Registration Rights Agreement among the Registrant, Syngenta Participations AG and Torrey Mesa Research Institute dated as of December 3, 2002. (10)

4.4	Registration Rights Agreement by and between the Registrant and Glaxo Group Limited dated as of July 18, 2003. (11)

4.5	Registration Rights Agreement, dated March 28, 2007, among the Registrant and the Initial Purchasers identified therein. (12)

4.6	Registrant’s Certificate of Designation of Series A Junior Participating Preferred Stock. (6)

4.7	Warrant issued by the Registrant to Syngenta Participations AG. (10)

4.8	Rights Agreement by and between the Registrant and American Stock Transfer and Trust Company, as Rights Agent, dated as of December 13, 2000 (including the Form of Certificate of Designation of Series A Junior Participating Preferred Stock attached thereto as Exhibit A, the Form of Right Certificate attached thereto as Exhibit B, and the Summary of Rights to Purchase Preferred Shares attached thereto as Exhibit C). (6)

Exhibit Number	Description of Document

4.9	First Amendment to Rights Agreement by and between the Registrant and American Stock Transfer and Trust Company, as Rights Agent, dated as of December 2, 2002. (7)

4.10	Second Amendment to Rights Agreement by and between the Registrant and American Stock Transfer and Trust Company, as Rights Agent, dated as of February 12, 2007. (8)

4.11	Form of Senior Convertible Note. (9)

4.12	Form of Warrant to Purchase Common Stock. (9)

5.1	Opinion of Cooley Godward Kronish LLP. (13)

23.1+	Consent of Independent Registered Public Accounting Firm.

23.2	Consent of Cooley Godward Kronish LLP (included in Exhibit 5.1)

24.1	Power of Attorney. (13)

+	Filed herewith.
(1)	Filed as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, filed with the SEC on May 12, 2000 and incorporated herein by reference.
(2)	Filed an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 16, 2007 and incorporated herein by reference.
(3)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K, filed with the SEC on June 26, 2007 and incorporated herein by reference.
(4)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K filed with the SEC on March 27, 2007 and incorporated herein by reference.
(5)	Filed as an exhibit to the Registrant’s Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-143849) filed with the SEC on August 2, 2007, and incorporated herein by reference.
(6)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K, filed with the SEC on December 15, 2000 and incorporated herein by reference.
(7)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K, filed with the SEC on December 4, 2002 and incorporated herein by reference.
(8)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K filed with the SEC on February 12, 2007 and incorporated herein by reference.
(9)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K filed with the SEC on February 25, 2008 and incorporated herein by reference.
(10)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K, filed with the SEC on January 6, 2003, and incorporated herein by reference.
(11)	Filed as an exhibit to the Registrant’s Quarterly Report Form 10-Q for the quarter ended June 30, 2003, filed with the SEC on August 14, 2003, and incorporated herein by reference.
(12)	Filed as an exhibit to the Registrant’s Form S-3 (File No. 333-143894), filed with the SEC on June 20, 2007 and incorporated herein by reference.
(13)	Previously filed.

Item 17.    Undertakings

A.     The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended, or the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that subparagraphs (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, or Exchange Act, that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser:

(i)	If the Registrant is relying on Rule 430B:

(a)	Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(b)

Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of 314 securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)	If the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

B.     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

D.     The undersigned Registrant hereby undertakes that:

(i) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Cambridge, Commonwealth of Massachusetts on the 19th day of June, 2008.

VERENIUM CORPORATION

By:	/s/ Carlos A. Riva

Carlos A. Riva
President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

NAME	TITLE	DATE

/s/ Carlos A. Riva Carlos A. Riva	President, Chief Executive Officer and Director (Principal Executive Officer)	June 19, 2008

/s/ John A. McCarthy, Jr. John A. McCarthy, Jr.	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	June 19, 2008

/s/ Jeff Black Jeff Black	Chief Accounting Officer (Principal Accounting Officer)	June 19, 2008

/s/ James H. Cavanaugh, Ph.D.* James H. Cavanaugh, Ph.D.	Chairman of the Board of Directors	June 19, 2008

/s/ Fernand J. Kaufmann, Ph.D.* Fernand J. Kaufmann, Ph.D.	Director	June 19, 2008

/s/ Peter Johnson* Peter Johnson	Director	June 19, 2008

/s/ Mark Leschly* Mark Leschly	Director	June 19, 2008

/s/ Simon Rich* Simon Rich	Director	June 19, 2008

/s/ Cheryl Wenzinger* Cheryl Wenzinger	Director	June 19, 2008

/s/ Michael Zak* Michael Zak	Director	June 19, 2008

/s/ Joshua Ruch* Joshua Ruch	Director	June 19, 2008

/s/ John F. Dee John F. Dee	Director	June 19, 2008

*Pursuant to Power of Attorney

By:	/s/ John A. McCarthy, Jr.
John A. McCarthy, Jr. Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit Number	Description of Document
1.1	Securities Purchase Agreement, dated February 22, 2008, by and among the Registrant and the Buyers identified therein. (9)

3.1	Amended and Restated Certificate of Incorporation filed May 12, 2000. (1)

3.2	Certificate of Amendment of Restated Certificate of Incorporation filed March 16, 2007. (2)

3.3	Certificate of Amendment of Restated Certificate of Incorporation filed June 26, 2007. (3)

3.4	Amended and Restated Bylaws. (1)

3.5	Amendment to Bylaws. (4)

4.1	Form of Common Stock Certificate of the Registrant. (5)

4.2	Registration Rights Agreement, dated February 27, 2008, by and among the Registrant and the Buyers identified therein. (13)

4.3	Registration Rights Agreement among the Registrant, Syngenta Participations AG and Torrey Mesa Research Institute dated as of December 3, 2002. (10)

4.4	Registration Rights Agreement by and between the Registrant and Glaxo Group Limited dated as of July 18, 2003. (11)

4.5	Registration Rights Agreement, dated March 28, 2007, among the Registrant and the Initial Purchasers identified therein. (12)

4.6	Registrant’s Certificate of Designation of Series A Junior Participating Preferred Stock. (6)

4.7	Warrant issued by the Registrant to Syngenta Participations AG. (10)

4.8	Rights Agreement by and between the Registrant and American Stock Transfer and Trust Company, as Rights Agent, dated as of December 13, 2000 (including the Form of Certificate of Designation of Series A Junior Participating Preferred Stock attached thereto as Exhibit A, the Form of Right Certificate attached thereto as Exhibit B, and the Summary of Rights to Purchase Preferred Shares attached thereto as Exhibit C). (6)

4.9	First Amendment to Rights Agreement by and between the Registrant and American Stock Transfer and Trust Company, as Rights Agent, dated as of December 2, 2002. (7)

4.10	Second Amendment to Rights Agreement by and between the Registrant and American Stock Transfer and Trust Company, as Rights Agent, dated as of February 12, 2007. (8)

4.11	Form of Senior Convertible Note. (9)

4.12	Form of Warrant to Purchase Common Stock. (9)

5.1	Opinion of Cooley Godward Kronish LLP. (13)

23.1+	Consent of Independent Registered Public Accounting Firm.

23.2	Consent of Cooley Godward Kronish LLP (included in Exhibit 5.1)

24.1	Power of Attorney. (13)

+	Filed herewith.
(1)	Filed as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, filed with the SEC on May 12, 2000 and incorporated herein by reference.
(2)	Filed an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 16, 2007 and incorporated herein by reference.

(3)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K, filed with the SEC on June 26, 2007 and incorporated herein by reference.
(4)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K filed with the SEC on March 27, 2007 and incorporated herein by reference.
(5)	Filed as an exhibit to the Registrant’s Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-143849) filed with the SEC on August 2, 2007, and incorporated herein by reference.
(6)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K, filed with the SEC on December 15, 2000 and incorporated herein by reference.
(7)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K, filed with the SEC on December 4, 2002 and incorporated herein by reference.
(8)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K filed with the SEC on February 12, 2007 and incorporated herein by reference.
(9)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K filed with the SEC on February 25, 2008 and incorporated herein by reference.
(10)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K, filed with the SEC on January 6, 2003, and incorporated herein by reference.
(11)	Filed as an exhibit to the Registrant’s Quarterly Report Form 10-Q for the quarter ended June 30, 2003, filed with the SEC on August 14, 2003, and incorporated herein by reference.
(12)	Filed as an exhibit to the Registrant’s Form S-3 (File No. 333-143894), filed with the SEC on June 20, 2007 and incorporated herein by reference.
(13)	Previously filed.